SECURITIES AND EXCHANGE COMMISSION
RECEIVED

FEB 2 7 2006

BRANCH OF REGISTRATIONS AND EXAMINATIONS
05

SECURITIES W

06004041

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22589

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: P. R. HERZIG & CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE EXPRESSWAY PLAZA, SUITE 200
(No. and Street)

ROSLYN HEIGHTS (City) NY (State) 11577 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERE LLP
(Name – *if individual, state last, first, middle name*)

440 PARK AVENUE SOUTH (Address) NEW YORK (City) NY (State) 10016 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 26 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS HERZIG, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of P. R. HERZIG & CO., INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ARTHUR S. PESNER
Notary Public, State of New York
No. 01PE5063292
Qualified in Nassau County
Commission Expires July 15, 20 06

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

P. R. HERZIG & CO., INC.

AUDITED ANNUAL REPORT

DECEMBER 31, 2005

TABLE OF CONTENTS

INDEPENDENT AUDITOR'S REPORT

Officers and Stockholders'
P. R. Herzig & Co., Inc.

We have audited the accompanying statement of financial condition of P.R. Herzig & Co., Inc. as of December 31, 2005, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We did not find any material inadequacies in the accounting system, internal accounting control and procedures for safeguarding securities.

The above firm claims specific exemptions from Rule 15C3-3 of the Securities and Exchange Commission.

We have reviewed the necessary records and have determined that the firm is in compliance with the exemption provision of 15c3-3.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of P.R. Herzig & Co., Inc. as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basis financial statements taken as a whole.

ERE LLP

New York, New York
January 30, 2006

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: P. R. HERZIG & CO., INC. [13]

SEC FILE NO.: 8-22589 [14]

FIRM I.D. NO.: 13-2919194 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

ONE EXPRESSWAY PLAZA, SUITE 200 [20]
(No. and Street)

ROSLYN HEIGHTS [21] NY [22] 11577 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/05 [24]

AND ENDING (MM/DD/YY): 12/31/05 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT: ARTHUR PESNER [30]

(Area Code) — Telephone No.: 516-621-0200 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: | OFFICIAL USE

[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ______________ day of ______________ 20 ____

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

ERE LLP

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

70

ADDRESS

440 PARK AVENUE SOUTH 71	NEW YORK 72	NY 73	10016 74
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant 75
- [ ] Public Accountant 76
- [ ] Accountant not resident in United States or any of its possessions 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD			
50	51	52	53			

This is to confirm that the 2005 annual statements and operational reports filed with the NASD by P.R. Herzig & Co., Inc. have been made available to all members of the firm.

_______________________ L.S.
THOMAS HERZIG

Sworn to before me this,

24th day of February 2006

ARTHUR S. PESNER
Notary Public, State of New York
No. 01PE5063292
Qualified in Nassau County
Commission Expires July 15, 2006

____
NOTARY PUBLIC

Note 1 – Organization and Significant Accounting Policies:

Organization:

The Company is a broker-dealer registered with the Security and Exchange Commission (SEC) and is a member of NASD.

Security Transactions:

Security transactions are recorded on a trade date basis.

The Company clears all transactions on a fully disclosed basis with a clearing broker. They promptly transmit all funds and deliver all securities to the clearing broker. They do not hold funds or securities for or owe money or securities to customers.

Cash and Cash Equivalents:

For financial statement purposes, the Company considers all highly liquid debt instruments purchased with original maturity of three months or less to be cash equivalents.

Property and Equipment:

Property and equipment, at cost, consists of the following at December 31, 2005.

		Estimated Useful Life
Equipment	$ 28,236	5-7 Years
Leasehold improvement	30,706	39 Years
	58,942	
Less: accumulated depreciation and amortization	(27,905)	
	$ 31,037	

Depreciation and amortization expense for the year ended December 31, 2005 was $3,064.

Note 1 – Organization and Significant Accounting Policies (Continued):

Investments:

Investments are classified as trading securities and are valued at market value.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

Revenue Recognition:

Commission income is recorded on a settlement date basis.

Income Taxes:

The Corporation is subject to taxation as a regular corporation for federal and state purposes. At December 31, 2005, the Corporation had a net operating loss carryover of approximately $54,000, which may be used to offset future taxable income. The loss carryover expires at various dates through December 31, 2023.

Note 2 – Commitments and Contingencies:

Leases:

Effective February 1, 2002, the corporation executed a new lease for space in Roslyn Heights, New York. The terms of the agreement call for 5 year period ending January 31, 2007. The future minimum lease payments are as follows:

For The Year Ending December 31,	
2006	$122,606
2007	10,250
	$132,856

The rent expense for 2005 was $120,316.

The above is subject to escalation due to increases in real estate taxes.

Note 2 – Commitments and Contingencies(Continued):

Profit Sharing Plan:

The Company has a profit-sharing plan that covers all qualified employees. Contributions to the plan are at the discretion of the Board of Directors. For the year ended December 31, 2004 a $43,140 contribution was made. For the year 2005 a 12% contribution was accrued for qualified employees in the amount of $52,837.

Note 3 – Securities:

Securities at December 31, 2005 are as follows:

Equity securities, at cost	$2,992,305
Net unrealized gain	190,387
Fair market value	$3,182,692

Note 3 – Loan Receivable – Officer:

As of December 31, 2005, $30,000 has been advanced to an officer. Interest is being charged at 2% a year.

Note 4 – Due to Estate of Former Shareholder:

Upon the death of an officer in February 2004, the liability due to him was passed on to his estate.

Note 5 – Concentration of Credit Risk:

The Company maintains various bank and money market accounts that, at times, may exceed federally insured credit limits. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk with respect to such balances.

P.R. HERZIG & CO., INC.

PART II

DECEMBER 31, 2005

P.R. HERZIG & CO., INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES	
Commissions	$1,451,076
Security trading and miscellaneous	282,727
Total revenues	1,733,803
EXPENSES	
Salaries and other operating expenses	1,437,212
Net gain before taxes on income	296,591
Taxes paid	(971)
Net profit for the year	$ 295,620

The accompanying notes are an integral part of the financial statements

P.R. HERZIG & CO., INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flow From Operating Activities:	
Net profit for the year	$ 295,620
Adjustments to reconcile net gain to net cash provided by operations:	
Depreciation and amortization	3,064
Changes in operating assets and liabilities:	
Increase in accrued expenses and taxes	11,197
Increase in long securities at market	(162,974)
Increase commission receivable	113,673
Increase in due to broker	(4,937)
Increase in prepaid taxes and expenses	(25,505)
Decrease in loan receivable	59,000
Decrease in due to estate of former shareholder	(106,344)
Net cash provided by operating activities	182,794
Net increase in cash	182,794
Cash, beginning of year	257,801
Cash, end of year	$ 440,595

Supplemental Disclosures of Cash Flow Information:	
Cash paid during the year for	
Interest	$ 42,515
Income taxes	$ 971

The accompanying notes are an integral part of the financial statements.

P.R. HERZIG & CO., INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2005

Balance, January 1, 2005	$2,474,498
Net profit for the year	295,620
Balance, December 31, 2005	$2,770,118

P.R. HERZIG & CO., INC.

CAPITAL COMPUTATION & AGGREGATE INDEBTEDNESS

FOR THE YEAR ENDED DECEMBER 31, 2005

1. The firm's minimum capital requirement is $65,877 or $ 100,000

2. The excess net capital at December 31, 2005 is computed as follows:

Net Capital per Page 10-A – Part I of the Annual Report	2,026,559
Less: Minimum Capital Requirement	100,000
Excess Net Capital – December 31, 2005	$1,926,559

3. There are no financial instruments with concentration of credit risk.